UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In connection with the 2020 Annual Meeting of Shareholders of Despegar.com, Corp. (the “Company”) scheduled to be held on December 1, 2020, the Company is providing the following information in order to highlight for its shareholders, before a voting decision is made, that, during fiscal year 2020 to date, each member of the Company’s board of directors had a near perfect attendance record and above Glass Lewis’ threshold of 75% attendance. Under its U.S. guidelines, Glass Lewis will generally recommend voting against the governance committee chair when: (i) directors’ records for board and committee meeting attendance are not disclosed; or (ii) when it is indicated that a director attended less than 75% of board and committee meetings but disclosure is sufficiently vague that it is not possible to determine which specific director’s attendance was lacking. As a foreign private issuer, the Company is not required under SEC rules to disclose information regarding director attendance. However, in light of Glass Lewis’ policies and recommendations, the Company is providing the following information.

During fiscal year 2020 to date, the Company’s board of directors held seven meetings, and each director attended over 75% of these meetings. During the same time period, the Audit Committee held five meetings, the Nomination and Compensation Committee held four meetings and the Strategy committee held 15 meetings. Each committee member attended over 75% of the meetings of the committees on which he served. In addition, Nilesh Lakhani currently serves as the chairman of the Company’s board of directors and the Nomination and Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2020

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini

Name: Mariano Scagliarini

Title: General Counsel

3